FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer
Shuck Robert F. III	**Raymond James Financial (RJF)**	(Check all applicable)
(Last) (First) (Middle)	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Day/Year	__X__ Director _____ 10% Owner
880 Carillon Parkway		**January 3, 2003**	__X__ Officer (give title below) _____ Other (specify below)
(Street)			**Vice Chairman**
	5. If Amendment Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line)
St. Petersburg FL 33716		**X** Form filed by One Reporting Person
(City) (State) (ZIP)		___ Form filed by More than One Reporting Person

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Raymond James Financial, Inc. (RJF)			Code	V	Amount	(A) or (D)	Price			
RJF Common Stock								**254,487**	**D**	
RJF Common Stock								**215,893**	**I**	**Spouse**
RJF Common Stock								**2981***	**I**	**ESOP**

* Includes number of shares acquired under ESOP through 12/2002

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

SEC 1474 (7-96)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3.A Deemed Execution Date if any (Month/Day/Y)	4. Transaction Code (Instr. 8)		5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of derivative Month (Instr. 4)	10. Ownership Form of Security Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Employee Stock Option (Right to buy)								**Current**	**1/18/2003**	**Common stock**	**3,750**	**22.1667**			
Employee Stock Option (Right to buy)								**9/28/2003**	**9/28/2004**	**Common stock**	**200**	**20.5000**			
Employee Stock Option (Right to buy)								**9/27/2004**	**9/27/2005**	**Common stock**	**1000**	**19.1875**			
Employee Stock Option (Right to buy)								**10/2/2005**	**10/2/2006**	**Common stock**	**300**	**31.3750**			
Employee Stock Option (Right to buy)								**10/1/2006**	**12/1/2006**	**Common stock**	**300**	**26.0500**			
Employee Stock Option (Right to buy)								**11/28/04- 11/28/06**	**1/28/2007**	**Common stock**	**4,000**	**32.0000**			
Employee Stock Option (Right to buy)								**#######**	**1/28/2007**	**Common stock**	**325**	**32.0000**			
Employee Stock Option (Right to buy)								**11/28/04- 11/28/06**	**1/28/2007**	**Common stock**	**425**	**32.0000**			
Employee Stock Option (Right to buy)								**11/21/05- 11/21/07**	**1/21/2008**	**Common stock**	**300**	**32.5400**	**10,600**	**D**	
Call options (obligation to sell)								**5/9/2002**	**11/16/2002**	**Common stock**	**5,000**	**220.00**	**0**	**D**	
Call options (obligation to sell)								**5/9/2002**	**11/16/2002**	**Common stock**	**5,000**	**220.00**	**0**	**I**	**Spouse**
Call options (obligation to sell)								**11/4/2002**	**5/17/2003**	**Common stock**	**5,000**	**190.00**		**D**	
Call options (obligation to sell)								**11/4/2002**	**5/17/2003**	**Common stock**	**5,000**	**190.00**		**I**	**Spouse**

Explanation of Responses:

/S/ ROBERT F. SHUCK   1/3/2003
**Signature of Reporting Person   Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient
see Instructions 6 for procedure.